January 13, 2011

John H. Lively, Esq.
The Law Offices of John H. Lively & Associates, Inc.
2041 West 141st Terrace, suite 119
Leawood, Kansas   66224

Re: Clark Fork Trust
        File Numbers: 333-171178 and 811-22504

Dear Mr. Lively:

        We have reviewed the registration statement of Clark Fork Trust (the "Trust"), with one series, Clark Ford Fund (the "Fund"), filed on December 15, 2010, on Form N-1A under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive applications or no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

        3. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

Summary Section

Fees and Expenses of the Fund

5. Change the footnote so that it discloses that the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. *See* Instruction 3(f)(vi) to Item 3. The disclosure about the Fund's investments in other investment companies, ETF's, and money market funds, should be moved to *Principal Investment Strategies of the Fund*.

6. Since this is a new fund, add a footnote stating that other expenses are estimated for the current fiscal year. *See* instruction 6(a) to Item 3 of form N-1A.

Principal Investment Strategies of the Fund

7.   Disclose that the Fund will invest in other investment companies, including ETFs and money market funds. There should also be an explanation how such investments fit into the Fund's overall investment strategy and how they further the investment objective of long-term growth of capital.

8. Amplify the disclosure to explain how the Fund determines that some companies are "reasonable" and other companies "outstanding".

9. Add disclosure that explains the criteria the Fund uses to determine that the price of a stock is "low" or "reasonable".

10. The six management criteria -- integrity, passion, long term approach, teamwork, employee empowerment and disciplined capital allocation -- need to be defined. These "criteria" do not appear to be the sort that can be readily gleaned from reading the usual financial reports and disclosure documents. The prospectus should describe the methods the Fund and its Adviser use to find companies that exhibit the characteristics that embody these criteria. If such methods entail more effort and expense than the usual due diligence, this should be discussed in the prospectus.

11. Disclose the extent to which the Fund will invest in common stocks, fixed income securities (including "junk bonds"), foreign securities, and investment company securities and how it determines the allocation of its portfolio among these types of securities. If the Fund will not invest in fixed income securities, foreign securities or investment company securities as parts of its principal investment strategies, revise the principal risks disclosure accordingly.

The Principal Risks of Investing in the Fund

12. Disclose the lack of experience of the investment advisor in managing investment companies and the lack of practical experience of the portfolio manager as distinctive risks.

13. The Fund's statement of additional information states that the Fund may engage in options transactions. To the extent that the Fund intends to invest in options transactions so that they might materially affect its performance or the decision of an investor to purchase its shares, this should be discussed in the prospectus.

14. The absence of any discussion of short sales, options or futures, or derivative suggests that the fund will confine its investments to long positions in securities. If this is not the case, revise your disclosure accordingly and review the observations about derivatives-related disclosure by investment companies made in the recently released letter from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010)* available at the Commission's website, www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

15. Disclose the extent to which the Fund may invest in exchange-traded funds. Is there an upper limit on such investments?

16. See our earlier comments with respect to *Principal Investment Strategies of the Fund* in the Summary Section.

17. Disclose whether the Fund may engage in active and frequent trading of portfolio securities. *See* Instruction 7 to Item 9 of Form N-1A.

Investing in the Fund

18. Describe the circumstances which would cause the Fund to regard a purchase request as "disruptive to the efficient management of the fund" and describe what would constitute "excessive trading".

19. Disclose whether the Fund's board of trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. *See* Item 11(e) of Form N-1A. If such policies and procedures have been adopted, describe them with "specificity". *Id*

Instructions for Selling Fund Shares

20. In the sixth sentence of the first paragraph under this caption, change "fifteen" calendar days to "seven" calendar days.

Statement of Additional Information

MANAGEMENT AND OTHER SERVICE PROVIDERS

THE INVESTMENT ADVISER

21. Disclose when and where the Adviser and was organized.

22. Disclose whether there are any other shareholders or investors besides Mr. Piazza in the Adviser.

*   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

       If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

                     Sincerely yours,

                     John Grzeskiewicz
                     Senior Counsel